



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY



22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

06.05.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

SUPPL

mmc

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated May 2, 2006: Pension Fund emerged within Norilsk Nickel Group
2. Press release dated May 2, 2006: Polyus Gold shares issue passes state registration
3. Statement of material fact dated May 2, 2006: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's net income (loss)
4. Statement of material fact dated May 2, 2006: Information on facts resulting in nonrecurrent increase (decrease) of more than 10% in the value of the Issuer's assets

The above-listed document is available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

5/12


NORILSK NICKEL

02.05.2006
Pension Fund emerged within Norilsk Nickel Group

The Nongovernmental Pension Fund (NPF) «Interros-Dostoinstvo» Board Meeting decided to assign control over the Fund to OJSC MMC Norilsk Nickel. In view of the decision, the NPF «Interros-Dostoinstvo» will be renamed NPF «Norilsk Nickel» and relevant changes will be introduced in the Fund's Charter.

MMC Norilsk Nickel Deputy General Director for Personnel and Social Policy Olga Golodets will chair the Board of Nongovernmental Pension Fund Norilsk Nickel. Sergey Kabalkin will be President of the NPF.

The Pension Fund will develop corporate retirement programs for MMC Norilsk Nickel, and provide supplemental pension plans and compulsory pension insurance for individuals.

MMC Norilsk Nickel General Director Mikhail Prokhorov said, "Development of pension savings system is one of the most important objectives of the corporate social policy. People need to be sure that upon reaching retirement age they may enjoy a decent income."

"In such a way, we are looking forward to multiple gains as we develop our own pension programs and offer a broad range of services to interested organizations and individuals", Mikhail Prokhorov emphasized.

"The new status of the Fund and new development opportunities build ground for the NPF Norilsk Nickel to become one of the leading market players both in the area of nongovernmental pensions and in compulsory pension insurance. Initially we will focus on working with Norilsk Nickel Group member companies, which is no hindrance for collateral open market activities", NPF Norilsk Nickel President Sergey Kabalkin stated.

References

MMC Norilsk Nickel

MMC Norilsk Nickel is the world's largest producer of nickel and palladium and one of the major producers of platinum, copper and cobalt. MMC Norilsk Nickel shares are listed with several national stock exchanges in Russia (MICEX, RTS: GMKN) and its ADRs are traded on OTC markets in New York (NILSY US), London (MNOD LI) and Berlin (NNIA GR).

NPF Norilsk Nickel

NPF Norilsk Nickel is a multifunctional fund offering compulsory pension insurance services and nongovernmental pensions programs to individuals and enterprises. Providing services to its clients, the Fund relies on 12 years of market experience and on the use of innovative technology. The number of NPF participants exceeds 80 thousand people including about 4 thousand people currently receiving nongovernmental pensions.

For additional information, please, contact:

MMC Norilsk Nickel

Yuri Gorin
Corporate Compensations policy and Social Programs Department
Director
Phone: (495) 755 6731

NPF Norilsk Nickel

Ekaterina Labunskaya
Head of Public Relations Department
Phone: (495) 232 5505
e-mail: labunskaya@dostoinstvo.ru


NORILSK NICKEL

02.05.2006

Polyus Gold Shares Issue Passes State Registration

On April 27, 2006 the Federal Securities Markets Service of Russia has registered the decision on securities issue, securities prospectus and report on the results of the securities issue of OJSC Polyus Gold (OAO Polyus Gold), created as a result of spin-off of MMC Norilsk Nickel's gold assets.

Polyus Gold has issued 190 627 747 ordinary shares with a nominal value of 1 ruble each. The share issue was assigned state registration number 1-01-55192-E.

On March 17, 2006, in accordance with Russian Federal Law "About state registration of legal entities", Norilsk Nickel's reorganization in the form of spin-off was recorded in the Unified State Register and OJSC "Polyus Gold" was included into the Register as a new legal entity created by the spin-off. On the formation date of OJSC "Polyus Gold" the company's shares were distributed, on a pro rata basis, among Norilsk Nickel's shareholders listed in the register as of January 1, 2006.

Commenting on the registration General Director of OJSC Polyus Gold Evgueni Ivanov said:

"We have almost completed the transformation of Russia's largest gold producer into a new "blue chip" of the Russian stock market. I am pleased to congratulate all the shareholders of Polyus Gold who now will enjoy their full shareholders' rights".

Commenting on the event Deputy General Director, Member of the Management Board of MMC Norilsk Nickel Denis Morozov, said: "The FFMS's registration of the decision on securities issue, securities prospectus and report on the results of the securities issue of OJSC Polyus Gold (OAO Polyus Gold), signifies that we had met all the regulatory requirements under the Russian law. We are pleased to announce that starting from May, 4, 2006 Polyus Gold's shares may be freely traded".

More detailed information on reorganization in the form of spin-off can be found: http://www.nornik.ru/en/shareholders/goldseparation/

Note for editors

The next steps for the spin-off of gold assets:

· **May, 2006**: Polyus Gold will apply for listing at one or several Russian stock exchanges.

· **May-June, 2006**: Registration of Level 1 ADR programme for the shares of Polyus Gold if all necessary permits are obtained. Foreign investors will receive Polyus Gold's ADS.

For further information please contact

Denis Davydov
Head of Investor and Public Relations
OAO Polyus Gold
Tel.: +7 (495) 641 33 65
E-mail: pr@polyusgold.com

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel Group
Tel: +7 (495) 755 67 33
usanovda@nornik.ru

STATEMENT OF MATERIAL FACT: INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE ISSUER'S NET INCOME (LOSS)

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "*
1.9. Code(s) of material fact (s)	*0340155F02052006*

2. Subject matter of the information

2.1. Fact(s) that resulted in nonrecurrent increase of more than 10% in the Issuer's net income (loss):

the decrease of net income in 1Q2006 as compared to 4Q2005 data results from the following fact: 1Q2006 operating expenses include expenses related to the redemption of own shares purchased and bought back from the shareholders in accordance with the resolution of MMC Norilsk Nickel EGM of February 17, 2006;

2.2. Date of the fact(s) resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's net income (loss): ***May 2, 2006.***

2.3 The Issuer's net income (loss) for the reporting period (quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 18 731 936 thousand.***

2.4. The Issuer's net income (loss) for the reporting period when the fact(s) occurred: - ***RUB 22 634 411 thousand.***

2.5. Change in the Issuer's net income (loss): - ***RUB 41 366 347 thousand.***

Representative of MMC Norilsk Nickel — *Usanov D.A.*
(Power of Attorney No. ГМК-115/99-нт of 25.01.2006)

Acting Chief Accountant — *Borisova T.Yu.*

May 2, 2006


RECEIVED
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

STATEMENT OF MATERIAL FACT:
INFORMATION ON FACTS RESULTING IN NONRECURRENT INCREASE (DECREASE) OF MORE THAN 10% IN THE VALUE OF THE ISSUER'S ASSETS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/shareholders/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information:	*"Zapolyarny vestnik" newspaper, "Appendix to the Federal Financial Markets Service Newsletter "*
1.9. Code(s) of material fact (s)	*0240155F02052006*

2. Subject matter of the information
2.1. Fact(s) that resulted in nonrecurrent increase (decrease) of more than 10% in the Issuer's assets value: ***The decrease in the value of net assets in the period from 31.12.2005 to 31.03.2006 is accounted for by the following fact: transfer of a part of MMC Norilsk Nickel's property (under the separation balance sheet) to Polyus Gold, OJSC, a spun-off company established in accordance with the resolution of MMC Norilsk Nickel EGM of September 30, 2006 on the Company's restructuring;*** 2.2. Date of the fact(s) resulting in nonrecurrent increase (decrease) of more than 10% in the Issuer's assets value: ***May 2, 2006.*** 2.3 The Issuer's assets value as of the last reporting date (end of the period, quarter, year) preceding the reporting period when the fact(s) occurred: ***RUB 336 626 830 thousand.*** 2.4. The Issuer's assets value as of the last reporting date (end of the period, quarter, year) when the fact(s) occurred: ***RUB 277 925 927 thousand.*** 2.5. Change in the Issuer's assets value: ***- RUB 58 700 903 thousand*** or ***- 17.44%***
Representative of MMC Norilsk Nickel — *Usanov D.A.* *(Power of Attorney No. ГМК-115/99-нм of 25.01.2006)* *Acting Chief Accountant* — *Borisova T.Yu.* *May 2, 2006*